UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

China Digital TV Holding Co., Ltd.

(Name of Issuer)

Ordinary Shares/ADSs

 (Title of Class of Securities)

16938G 107

 (CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 16938G 107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LU, Zengxiang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,865,393
	6.	Shared Voting Power 262,671
	7.	Sole Dispositive Power 2,865,393
	8.	Shared Dispositive Power 262,671
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,128,064
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) IN

Page 2 of 5 Pages

Item 1.

(a)	Name of Issuer: China Digital TV Holding Co., Ltd.
(b)	Address of Issuer’s Principal Executive Offices: Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China

Item 2.

(a)	Name of Person Filing: LU, Zengxiang
(b)	Address of Principal Business Office or, if None, Residence: Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China
(c)	Citizenship: People’s Republic of China
(d)	Title of Class of Securities: Ordinary shares/ADSs
(e)	CUSIP Number: 16938G 107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________________________________________________________

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of January 16, 2009:

(a)	Amount beneficially owned: 3,128,064 (1).

Page 3 of 5 Pages

(b)	Percent of class: 5.6%**.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 2,865,393 (2).
	(ii)	Shared power to vote or to direct the vote: 262,671 (3).
	(iii)	Sole power to dispose or to direct the disposition of: 2,865,393 (2).
	(iv)	Shared power to dispose or to direct the disposition of: 262,671(3).

(1)
Represents: (i) 20% of the 12,002,080 ordinary shares of the Issuer held by China Capital Investment Holdings Limited (“China Capital”), of which the Reporting Person owns 20% equity interest; (ii) the 464,977 ordinary shares of the Issuer held by Polar Light Group Limited (“Polar Light”), of which the Reporting Person owns 100% equity interest; and (iii) 50% of the 525,341 ordinary shares of the Issuer held by China Cast Investment Holdings Limited (“China Cast”), of which the Reporting Person owns 50% equity interest.  The Reporting Person disclaims beneficial ownership of those shares held by China Cast except to the extent of the Reporting Person’s pecuniary interest therein.

(2)	Represents (i) 20% of the 12,002,080 ordinary shares of the Issuer held by China Capital and (ii) the 464,977 ordinary shares of the Issuer held by Polar Light.

(3)
Represents 50% of the 525,341 ordinary shares of the Issuer held by China Cast.  The Reporting Person disclaims beneficial ownership of those shares held by China Cast except to the extent of the Reporting Person’s pecuniary interest therein.

**
The percentage used herein is calculated based upon the 55,738,001 ordinary shares of the Issuer issued and outstanding as of November 30, 2008 (based on information provided by the Issuer to the Reporting Person on January 13, 2009).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 20, 2009
(Date) /s/ Zengxiang LU
(Signature) Zengxiang LU/Director, China Digital TV Holding Co., Ltd.
(Name and Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Page 5 of 5 Pages